

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
October 23, 2018

Contact: John C. Rogers
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. REPORTS THIRD QUARTER RESULTS

MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) today announced results for the quarter ended September 30, 2018. Net income totaled $12.7 million for the third quarter of 2018, representing earnings per diluted common share of $0.65. Earnings per diluted common share were negatively impacted by $0.03 per share for acquisition-related costs and $0.01 per share for pension settlement charges during the third quarter of 2018. In comparison, earnings per diluted common share were $0.41 for the second quarter of 2018 and $0.60 for the third quarter of 2017. For the nine months ended September 30, 2018, earnings per diluted common share were $1.69, compared to $1.61 for the nine months ended September 30, 2017. Earnings per diluted common share for the first nine months of 2018 were negatively impacted by $0.28 per share for acquisition-related costs and $0.01 per share for pension settlement charges, which were partially offset by an additional $0.04 per share provided by the release of a tax valuation allowance.

"We continue to set new quarterly net income and earnings per share records with our positive results, compared to our recent history. We had many improvements compared to prior periods, as evidenced by our increases in return on average stockholders' equity and return on average assets, coupled with growth in our book value per share," said Chuck Sulerzyski, President and Chief Executive Officer. "Our non-interest income, excluding net gains and losses, experienced growth during the quarter, while we also controlled our expenses. We continue to maintain our focus on building strong, reliable results for our shareholders."

Statement of Income Highlights:

- ***Net interest income increased $0.5 million, or 2%, compared to the linked quarter and $4.1 million, or 14%, compared to the third quarter of 2017.***
  - Net interest margin was 3.68% for the third quarter of 2018, compared to 3.74% for the linked quarter and 3.67% for the third quarter of 2017.
  - The second quarter of 2018, and the third quarter of 2017, included proceeds on a security for which an other-than-temporary-impairment had previously been recorded, which added 3 basis points and 8 basis points, respectively, to net interest margin for those periods.
- ***Provision for loan losses increased to $1.3 million during the third quarter of 2018, and was higher than both the linked quarter and third quarter of 2017.***
  - The increased provision for loan losses reflected continued loan growth, while asset quality metrics were stable.
  - Annualized net charge-offs as a percent of average gross loans declined to 0.10% for the third quarter of 2018.
- ***Total non-interest income, excluding net gains and losses, grew $0.5 million, or 4%, compared to the linked quarter, and increased $1.7 million, or 14%, compared to the third quarter of 2017.***
  - The growth compared to the linked quarter was mostly due to higher service charges on deposit accounts, coupled with increased commercial loan swap fees.
  - Compared to the third quarter of 2017, mortgage banking income nearly doubled, while growth was experienced in almost all categories of non-interest income, excluding net gains and losses.
- ***Total non-interest expense declined $5.1 million, or 14%, compared to the linked quarter and grew $4.3 million, or 16%, compared to the third quarter of 2017.***
  - Acquisition-related expenses declined to $675,000 during the third quarter of 2018, compared to $6.1 million during the linked quarter. The third quarter of 2018 included $176,000 of pension settlement charges.
  - The efficiency ratio for the third quarter of 2018 improved to 62.6%, compared to 75.0% for the linked quarter, and increased compared to 60.7% for the third quarter of 2017.

○ Adjusted to exclude acquisition-related expenses and pension settlement charges, the efficiency ratio improved to 60.8% for the third quarter of 2018, compared to 62.0% in the linked quarter, and reflected a minimal increase compared to 60.7% during the third quarter of 2017.

Balance Sheet Highlights:
- ***Quarterly average loan balances increased $89.4 million, or 14% annualized, compared to the linked quarter.***
  - ○ Average commercial loan balances grew $40.7 million, or 11% annualized, and average consumer loan balances increased $48.7 million, or 17% annualized, compared to the linked quarter. The higher quarterly average loan balances were partially attributable to a full quarter impact of loans acquired from ASB Financial Corp. ("ASB").
  - ○ Period-end total loan balances increased $21.2 million, or 3% annualized, compared to June 30, 2018. Growth in commercial and industrial loans of $39.6 million, or 8%, offset a decline in commercial real estate loans compared to June 30, 2018. Consumer loan balances increased $22.1 million, or 7% annualized, compared to June 30, 2018.
- ***Asset quality was stable during the quarter.***
  - ○ Nonperforming assets as a percent of total loans and other real estate owned ("OREO") was 0.67% at September 30, 2018 and June 30, 2018, compared to 0.86% at September 30, 2017.
  - ○ Classified assets declined $6.5 million, or 12%, compared to June 30, 2018, and were down $7.8 million, or 19%, from September 30, 2017.
  - ○ As a percent of total loans, classified loans decreased to 1.81% at September 30, 2018, compared to 2.07% at June 30, 2018 and 1.77% at September 30, 2017.
- ***Period-end total deposit balances grew $91.9 million, or 3%, compared to June 30, 2018.***
  - ○ Governmental deposits increased $39.1 million and non-interest-bearing deposits increased $31.6 million compared to June 30, 2018.

Net Interest Income:
Net interest income grew to $33.3 million during the third quarter of 2018, an increase of 2% compared to the linked quarter and $4.1 million, or 14%, over the third quarter of 2017. Net interest margin declined to 3.68% for the third quarter of 2018, compared to 3.74% for the linked quarter and increased compared to 3.67% for the third quarter of 2017. The increase in net interest income compared to both the linked quarter and the third quarter of 2017 was largely due to loan growth and the recent ASB acquisition, which were tempered by lower income on investment securities, higher deposit costs and increased borrowings costs.

Net interest margin experienced a decline during the third quarter of 2018 compared to the linked quarter, due to increases in both deposit and borrowings rates, while loan yields only rose slightly given relatively flat LIBOR rates in the third quarter of 2018. Although deposit rates remain relatively low, competition for deposits is increasing, resulting in higher deposit rates being offered to clients. In addition, the second quarter of 2018 included proceeds on a security for which an other-than-temporary-impairment had previously been recorded, which added 3 basis points to net interest margin during the second quarter of 2018.

Compared to the third quarter of 2017, net interest margin increased primarily due to higher loan yields, which were partially offset by higher deposit costs and borrowings costs. Also during the third quarter of 2017, proceeds were received on a security for which an other-than-temporary-impairment had previously been recognized, which added 8 basis points to net interest margin during that period.

Compared to the first nine months of 2017, net interest income grew $11.2 million, or 13%, while net interest margin increased 8 basis points. Net interest income during 2018 benefited from the acquisition of ASB, coupled with organic loan growth. Net interest margin during the first nine months of 2018 was 3.69%, compared to 3.61% during 2017. Loan yields have benefited from higher LIBOR rates since the end of 2017, while deposit costs were relatively controlled, which caused the improvement compared to 2017.

The accretion income from acquisitions, net of amortization expense, was $612,000 for the third quarter of 2018, compared to $523,000 for the linked quarter, and $816,000 for the third quarter of 2017, which added 7 basis points, 6 basis points, and 10 basis points, respectively, to net interest margin. Accretion income, net of amortization expense, from the ASB acquisition was $238,000 for the third quarter of 2018, and exceeded the amortization of the fair value adjustment to time deposits of $218,000. The preliminary accounting for the fair value adjustments for the ASB acquisition may be refined for up to one year after the acquisition, which could result in changes to accretion income and amortization expense in future periods.

For the first nine months of 2018, accretion income, net of amortization expense, was $1.7 million compared to $2.4 million during the same period in 2017. The accretion income, net of amortization expense, added 7 basis points to net interest margin during the first nine months of 2018 compared to 10 basis points in 2017.

Provision for Loan Losses:

Provision for loan losses was $1.3 million for the third quarter of 2018, compared to $1.2 million for the linked quarter and $1.1 million for the third quarter of 2017. During the first nine months of 2018, provision for loan losses totaled $4.5 million, an increase from $2.7 million during the same period of 2017. Organic loan growth has driven the higher provision for loan losses during 2018, while asset quality metrics were stable.

Net Gains and Losses:

Net gains during the third quarter of 2018 were $12,000, compared to net losses of $552,000 for the linked quarter, and net gains of $1.8 million in the third quarter of 2017. The net losses during the linked quarter were largely due to the ASB acquisition, and the related write-offs of fixed assets no longer in use, while the net gains recognized during the third quarter of 2017 resulted from the sale of certain equity investment securities. During the first nine months of 2018, net losses were $465,000 compared to net gains of $2.3 million in 2017. The net losses recognized during the first nine months of 2018 were mostly attributable to the previously-mentioned fixed asset write-offs related to the ASB acquisition, while the remaining losses were related to market value write-downs of buildings that were held for sale. The net gains recorded during the first nine months of 2017 were primarily related to the sale of certain bank equity investment securities, resulting in gains of $1.9 million.

Total Non-interest Income, Excluding Net Gains and Losses:

Total non-interest income, excluding net gains and losses, grew $534,000, or 4%, for the third quarter of 2018, compared to the linked quarter. The increase compared to the linked quarter was driven by an increase of $264,000 in deposit account service charges, mainly due to increased overdraft fees, coupled with a $209,000 increase in swap fees, which are tied to client demand. Compared to the third quarter of 2017, non-interest income, excluding net gains and losses, grew $1.7 million, or 14%. Year-over-year, mortgage banking income nearly doubled, as the mortgage origination operation acquired from ASB provided additional income. Increases in income from electronic banking, swap fees, trust and investment, and service charges on deposit accounts also contributed notably to the higher income during the third quarter of 2018, compared to the third quarter of 2017.

Compared to the first nine months of 2017, non-interest income, excluding net gains and losses, grew $3.5 million, or 9%. The increase was led by higher income from mortgage banking, trust and investment, electronic banking and insurance. In addition, other non-interest income grew during the first nine months of 2018, and was the result of higher gains on sale of Small Business Administration loans, coupled with the change in fair value of equity investment securities during 2018. Substantially all of these equity investment securities were liquidated during the second quarter of 2018. As a result, the fair value change in the third quarter of 2018 was minimal, and is expected to be insignificant in future periods as well.

Total Non-interest Expense:

Total non-interest expense declined $5.1 million, or 14%, compared to the linked quarter, and grew $4.3 million, or 16%, compared to the third quarter of 2017. The decrease compared to the linked quarter was primarily due to the $5.4 million reduction in acquisition-related expenses. During the third quarter of 2018, acquisition-related expenses of $675,000 and pension settlement charges of $176,000 were recognized. The growth in non-interest expense compared to the third quarter of 2017 was led by higher salaries and employee benefit costs, mainly due to the ASB acquisition, coupled with the $176,000 of pension settlement charges, as well as acquisition-related expenses of $675,000 and the ongoing increased operating costs associated with the additional footprint and client accounts of ASB.

During the first nine months of 2018, total non-interest expense increased $14.5 million, or 18%, compared to 2017. This increase was driven by $6.9 million of acquisition-related expenses during 2018, compared to none in 2017, coupled with growth in salaries and employee benefit costs and other ongoing increased operating costs resulting from the ASB acquisition.

Excluding acquisition-related expenses and pension settlement charges, total non-interest expense was relatively flat compared to the linked quarter, and was up 13% compared to the third quarter of 2017.

The efficiency ratio for the third quarter of 2018 was 62.6%, compared to 75.0% for the linked quarter, and 60.7% for the third quarter of 2017. The improvement in the efficiency ratio compared to the linked quarter was primarily due to the acquisition-related expenses recognized during the second quarter of 2018, while the decline compared to the third quarter of 2017 was mostly due to higher total non-interest expense. During the first nine months of 2018, the efficiency ratio was 66.5% compared to 62.2% in 2017.

The efficiency ratio, when adjusted for acquisition-related expenses and pension settlement charges, was 60.8% for the third quarter of 2018, compared to 62.0% for the linked quarter, and 60.7% for the third quarter of 2017. For the first nine months of 2018, the adjusted efficiency ratio improved to 61.4%, compared to 62.2% for the same period of 2017.

Income Tax Expense:

Income tax expense was $2.8 million for the third quarter of 2018, compared to $1.0 million for the linked quarter and $5.1 million for the third quarter of 2017. The increase in income tax expense compared to the linked quarter was due to higher pre-tax income, as a result of reduced acquisition-related costs, coupled with the release of a valuation allowance during the second quarter of 2018 of $0.8 million. The decline in income tax expense compared to the third quarter of 2017 was directly related to the reduction in the federal corporate income tax rate from the Tax Cuts and Jobs Act enacted in December 2017.

For the first nine months of 2018, income tax expense totaled $6.2 million compared to $13.4 million in 2017. The reduction in income tax expense compared to 2017 was largely a result of the Tax Cuts and Jobs Act, which lowered the federal corporate income tax rate from 35% to 21%, coupled with the release of the valuation allowance of $0.8 million during the second quarter of 2018.

Loans:

Period-end total loan balances at September 30, 2018 increased $21.2 million, or 3% annualized, compared to June 30, 2018. At September 30, 2018, period-end total loan balances experienced organic growth of $33.4 million, or 5% annualized, compared to June 30, 2018. During the third quarter of 2018, organic loan growth was muted by payoffs and paydowns of several large commercial real estate loan relationships, which totaled $30.4 million, and occurred late in the quarter. Commercial and industrial loan balances experienced significant organic growth compared to June 30, 2018, and increased $41.5 million, or 8%. Consumer indirect lending continued to provide additional organic growth, with balances increasing $25.6 million, or 28% annualized, compared to June 30, 2018.

Compared to December 31, 2017, total loan balances increased $350.6 million, or 20% annualized, and were up $380.7 million, or 16%, from September 30, 2017. These increases were mostly due to acquired loans from ASB, coupled with organic growth. Commercial and industrial loan balances experienced organic growth of $69.3 million, or 20% annualized, and consumer indirect loans had organic growth of $56.1 million, or 22% annualized, from balances at December 31, 2017. Compared to September 30, 2017, commercial and industrial loans had organic growth of $97.9 million, or 22%, while consumer indirect loans reflected organic growth of $61.0 million, or 18%.

Quarterly average gross loan balances grew $89.4 million, or 14% annualized, compared to the linked quarter, and $399.9 million, or 17%, compared to the third quarter of 2017. The growth compared to the second quarter of 2018 was relatively evenly spread between the commercial and consumer loan portfolios, adding $40.7 million, or 11% annualized, and $48.7 million, or 17% annualized, respectively. Quarterly average gross loan balances also benefited partially from the full quarter recognition of the acquired loans from ASB. For the first nine months of 2018, average gross loan balances increased $296.4 million, or 13%, compared to the same period in the prior year. Average loan balances associated with the ASB acquisition contributed to the growth compared to periods during 2017. Compared to the first nine months of 2017, commercial loan balances increased $161.5 million, or 13%, while consumer loans provided growth of $134.9 million, or 14%.

Asset Quality:

Asset quality metrics remained stable during the third quarter of 2018 compared to prior periods. Nonperforming loans were relatively unchanged compared to June 30, 2018, and declined $1.6 million, or 8%, compared to September 30, 2017. Nonperforming assets as a percent of total loans and OREO was 0.67% at September 30, 2018 and June 30, 2018, and declined from 0.86% at September 30, 2017. Annualized net charge-offs decreased to 0.10% of average gross loans for the third quarter of 2018, compared to 0.11% for the linked quarter and 0.16% for the third quarter of 2017. For the first nine months of 2018, annualized net charge-offs were 0.18%, compared to 0.12% for the same period during 2017.

Classified loans, which are those categorized as substandard or doubtful, declined $6.5 million, or 12%, compared to June 30, 2018, and were up $7.8 million, or 19%, from September 30, 2017. As a percent of total loans, classified loans were 1.81% at September 30, 2018, compared to 2.07% at June 30, 2018 and 1.77% at September 30, 2017. Compared to June 30, 2018, the improvement in classified loans was mostly due to a single commercial relationship that was upgraded from substandard to special mention during the quarter. Criticized loans, which are those categorized as special mention, substandard or doubtful, decreased $2.1 million, or 2%, compared to June 30, 2018, and increased $22.0 million, or 23%, compared to September 30, 2017. As a percent of total loans, criticized loans were 4.38% at September 30, 2018, compared to 4.50% at June 30, 2018 and 4.15% at September 30, 2017.

At September 30, 2018, the allowance for loan losses increased to $19.9 million, compared to $19.3 million at June 30, 2018 and $19.0 million at September 30, 2017. The increases in the allowance for loan losses were driven by loan growth. The ratio of the allowance for loan losses as a percent of total loans, net of deferred fees and costs, increased to 0.73% at September 30, 2018, compared to 0.72% at June 30, 2018 and decreased from 0.82% at September 30, 2017. The ratio includes all acquired loans, from both ASB and previous acquisitions, of $600.2 million and allowance for acquired loan losses of $155,000. The decline in the ratio compared to September 30, 2017 was attributable to improvement in asset quality metrics, and to the ASB acquisition, as the loans acquired from ASB were recorded at a preliminary fair value, in accordance with generally accepted accounting principles, and no allowance for loan loss related to these loans was recorded as of September 30, 2018 based on analysis of the loans as of that date.

Deposits:

Period-end deposit balances increased $91.9 million, or 3%, compared to June 30, 2018, and were up $310.8 million, or 11%, from December 31, 2017, and grew $376.4 million, or 14% compared to September 30, 2017. At September 30, 2018, period-end deposits experienced organic growth of $107.3 million, or 4%, compared to June 30, 2018, and were up $157.8 million, or 6%, from December 31, 2017, and increased $223.5 million, or 8%, compared to September 30, 2017. Contributing to the linked quarter growth was an increase of $39.1 million in governmental deposits and $31.6 million in non-interest-bearing deposits, coupled with higher one-way buy Certificate of Deposit Account Registry Services ("CDARs") deposits, which are included in brokered certificates of deposit balances. The increase in period-end deposit balances compared to September 30, 2017 was largely due to the acquired deposit balances from ASB remaining at September 30, 2018, coupled with higher one-way buy CDARs deposit balances.

Average deposit balances during the third quarter of 2018 increased $69.7 million, or 2%, compared to the linked quarter, and $329.7 million, or 12%, from the third quarter of 2017. The growth compared to the linked quarter was partially due to the full quarter impact of the ASB acquisition, coupled with increases in one-way buy CDARs deposits and a $15.8 million increase in governmental deposits, which were partially offset by a reduction of $30.3 million in interest-bearing checking balances. Most of the increase in average deposits compared to the third quarter of 2017 was due to the ASB acquisition. Average deposit balances for the first nine months of 2018 were up $243.1 million compared to the same period during 2017, which was also due to the ASB acquisition.

Total demand deposit accounts comprised 38% of total deposits at September 30, 2018, compared to 39% at June 30, 2018 and 42% at September 30, 2017.

Stockholders' Equity:

At September 30, 2018, the tier 1 risk-based capital ratio improved to 13.57%, compared to 13.26% at June 30, 2018, and 13.52% at December 31, 2017, and decreased from 13.60% at September 30, 2017. The common equity tier 1 risk-based capital ratio increased to 13.31% at September 30, 2018, compared to 13.00% at June 30, 2018, and 13.23% at December 31, 2017, and was flat compared to 13.31% at September 30, 2017. The total risk-based capital ratio increased to 14.29% at September 30, 2018, compared to 13.96% at June 30, 2018, and declined from 14.39% at December 31, 2017, and 14.49% at September 30, 2017. Compared to June 30, 2018, the increases in the risk-based capital ratios were primarily due to higher earnings, which exceeded dividends declared and paid during the third quarter of 2018.

Peoples' capital position improved during the third quarter of 2018. The book value per share was $25.79 at September 30, 2018, compared to $25.57 at June 30, 2018, $25.08 at December 31, 2017, and $25.02 at September 30, 2017. The tangible book value per share was $17.44 at September 30, 2018, compared to $17.17 at June 30, 2018, and at December 31, 2017, and $17.15 at September 30, 2017. The tangible equity to tangible assets ratio was 8.9% at September 30, 2018, compared to 8.8% at June 30, 2018, 9.1% at December 31, 2017 and 9.2% at September 30, 2017.

Peoples Bancorp Inc. is a diversified financial services holding company with $4.0 billion in total assets, 82 locations, including 72 full-service bank branches, and 78 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance and trust solutions through its subsidiaries -- Peoples Bank and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the Nasdaq Global Select Market® under the symbol "PEBO," and Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss third quarter 2018 results of operations today at 11:00 a.m., Eastern Daylight Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-GAAP Financial Measures:

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management uses these "non-GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Below is a listing of the non-GAAP financial measures used in this news release:

- Core non-interest expenses are non-GAAP since they exclude the impact of acquisition-related expenses and pension settlement charges.
- Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.
- Adjusted efficiency ratio is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-GAAP since it excludes the impact of acquisition-related expenses and pension settlement charges, the amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.
- Tangible assets, tangible equity and tangible book value per common share measures are non-GAAP since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.
- Pre-provision net revenue is defined as net interest income plus total non-interest income, excluding net gains and losses minus total non-interest expense. This measure is non-GAAP since it excludes the provision for loan losses and all gains and/or losses included in earnings.
- Return on average tangible stockholders' equity is calculated as annualized net income (less after-tax impact of amortization of other intangible assets) divided by tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included at the end of this news release under the caption of "Non-GAAP Financial Measures."

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "would," "should," "could," "project," "goal," "target," "potential," "seek," "intend," and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:

(1) the success, impact, and timing of the implementation of Peoples' business strategies, including the successful integration of the recently completed acquisition of ASB and the expansion of consumer lending activity;

(2) Peoples' ability to integrate acquisitions, including any future acquisitions, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;

(3) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, changes to third-party relationships and revenues, and Peoples' ability to attract, develop and retain qualified professionals;

(4) changes in the interest rate environment due to economic conditions and/or the fiscal policies of the United States ("U.S.") government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which may adversely impact interest rates, interest margins, loan demand and interest rate sensitivity;

(5) uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(6) the effects of easing restrictions on participants in the financial services industry;

(7) uncertainties in Peoples' preliminary review of, and additional analysis of, the impact of the Tax Cuts and Jobs Act;

(8) local, regional, national and international economic conditions (including the impact of tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations) and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(9) the existence or exacerbation of general geopolitical instability and uncertainty;

(10) changes in policy and other regulatory and legal developments accompanying the current presidential administration, including the Tax Cuts and Jobs Act, and uncertainty or speculation pending the enactment of such changes;

(11) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders;

(12) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated;

(13) adverse changes in economic conditions and/or activities, including, but not limited to, potential or imposed tariffs, continued economic uncertainty in the U.S., the European Union (including the uncertainty surrounding the actions to be taken to implement the referendum by British voters to exit the European Union), Asia, and other areas, which could decrease sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(14) slowing or reversal of the current U.S. economic expansion;

(15) deterioration in the credit quality of Peoples' loan portfolio, which may adversely impact the provision for loan losses;

(16) changes in accounting standards, policies, estimates or procedures which may adversely affect Peoples' reported financial condition or results of operations;

(17) Peoples' assumptions and estimates used in applying critical accounting policies, which may prove unreliable, inaccurate or not predictive of actual results;

(18) adverse changes in the conditions and trends in the financial markets, including political developments, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(19) Peoples' ability to receive dividends from its subsidiaries;

(20) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(21) the impact of minimum capital thresholds established as a part of the implementation of Basel III;

(22) the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(23) the costs and effects of new federal and state laws, and other regulatory and legal developments, including the outcome of potential regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations;

(24) Peoples' ability to secure confidential information through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(25) Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including its primary core banking system provider;

(26) Peoples' ability to anticipate and respond to technological changes which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(27) operational issues stemming from and/or capital spending necessitated by the potential need to adopt to industry changes in information technology systems on which Peoples and its subsidiaries are highly dependent;

(28) changes in consumer spending, borrowing and saving habits, whether due to tax reform legislation, changes in business and economic conditions, legislative or regulatory initiatives, or other factors, which may be different than anticipated;

(29) the adequacy of Peoples' risk management program in the event of changes in market, economic, operational, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business;

(30) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics, cyber attacks, civil unrest, military or terrorist activities or international conflicts;

(31) significant changes in the tax laws, which may adversely affect the fair values of deferred tax assets and obligations of states and political subdivisions held in Peoples' investment securities portfolio;

(32) Peoples' continued ability to grow deposits; and

(33) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the SEC, including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and under the heading "ITEM 1A. RISK FACTORS" in Part II of Peoples' Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its September 30, 2018 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

	Three Months Ended			Nine Months Ended	
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
PER COMMON SHARE:					
Earnings per common share:					
Basic	$ 0.65	$ 0.41	$ 0.60	$ 1.70	$ 1.62
Diluted	0.65	0.41	0.60	1.69	1.61
Cash dividends declared per common share	0.28	0.28	0.22	0.82	0.62
Book value per common share	25.79	25.57	25.02	25.79	25.02
Tangible book value per common share (a)	17.44	17.17	17.15	17.44	17.15
Closing stock price at end of period	$ 35.03	$ 37.78	$ 33.59	$ 35.03	$ 33.59
SELECTED RATIOS:					
Return on average stockholders' equity (b)	10.06%	6.46 %	9.47%	8.97%	8.80%
Return on average tangible stockholders' equity (b) (c)	15.73%	10.47 %	14.58%	14.09%	13.77%
Return on average assets (b)	1.26%	0.81 %	1.22%	1.13%	1.13%
Efficiency ratio (d)	62.58%	74.96 %	60.74%	66.48%	62.24%
Pre-provision net revenue to total average assets (b)(e)	1.67%	1.10 %	1.71%	1.52%	1.65%
Net interest margin (b)(f)	3.68%	3.74 %	3.67%	3.69%	3.61%
Dividend payout ratio (g)	43.00%	69.27 %	36.90%	48.55%	38.34%

(a) This amount represents a non-GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(b) Ratios are presented on an annualized basis.

(c) This percentage represents a non-GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from earnings and it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(d) Total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This amount represents a non-GAAP financial measure since it excludes amortization of other intangible assets, and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release.

(e) Pre-provision net revenue is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense. This ratio represents a non-GAAP financial measure since it excludes the provision for loan losses and all gains and/or losses included in earnings. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release.

(f) Information presented on a fully tax-equivalent basis.

(g) Ratios are calculated based on dividends declared during the period divided by net income for the period.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Dollars in thousands)	Three Months Ended September 30, 2018		June 30, 2018		September 30, 2017		Nine Months Ended September 30, 2018		2017
Total interest income	$	39,631	$	37,769	$	32,728	$	110,626	$ 93,753
Total interest expense		6,307		4,961		3,508		15,135	9,498
Net interest income		33,324		32,808		29,220		95,491	84,255
Provision for loan losses		1,302		1,188		1,086		4,473	2,657
Net interest income after provision for loan losses		32,022		31,620		28,134		91,018	81,598
Non-interest income:									
Insurance income		3,388		3,369		3,345		11,412	10,861
Trust and investment income		3,110		3,232		2,838		9,410	8,497
Electronic banking income		2,890		2,785		2,544		8,460	7,692
Deposit account service charges		2,652		2,388		2,407		7,160	7,130
Mortgage banking income		1,060		969		535		2,380	1,389
Bank owned life insurance income		495		497		482		1,460	1,471
Commercial loan swap fees		355		146		76		617	995
Net gain (loss) on asset disposals and other transactions		12		(405)		(25)		(319)	81
Net (loss) gain on investment securities		—		(147)		1,861		(146)	2,219
Other non-interest income		391		421		383		2,143	1,499
Total non-interest income		14,353		13,255		14,446		42,577	41,834
Non-interest expense:									
Salaries and employee benefit costs		17,908		18,025		15,141		51,923	45,686
Net occupancy and equipment expense		2,850		2,803		2,619		8,519	7,980
Electronic banking expense		1,552		1,407		1,403		4,409	4,293
Data processing and software expense		1,408		1,359		1,092		4,089	3,330
Professional fees		1,395		3,022		1,393		6,135	4,532
Amortization of other intangible assets		862		861		869		2,477	2,603
Franchise tax expense		616		614		583		1,874	1,750
Marketing expense		456		656		488		1,437	1,122
FDIC insurance expense		391		416		449		1,173	1,339
Foreclosed real estate and other loan expenses		373		338		214		923	589
Communication expense		305		300		334		949	1,134
Other non-interest expense		2,713		6,170		1,973		11,113	6,211
Total non-interest expense		30,829		35,971		26,558		95,021	80,569
Income before income taxes		15,546		8,904		16,022		38,574	42,863
Income tax expense		2,821		1,012		5,127		6,216	13,393
Net income	$	12,725	$	7,892	$	10,895	$	32,358	$ 29,470
PER SHARE DATA:									
Earnings per common share – Basic	$	0.65	$	0.41	$	0.60	$	1.70	$ 1.62
Earnings per common share – Diluted	$	0.65	$	0.41	$	0.60	$	1.69	$ 1.61
Cash dividends declared per common share	$	0.28	$	0.28	$	0.22	$	0.82	$ 0.62
Weighted-average common shares outstanding – Basic		19,325,457		19,160,728		18,056,202		18,875,290	18,043,692
Weighted-average common shares outstanding – Diluted		19,466,865		19,293,381		18,213,533		19,004,087	18,199,959
Actual common shares outstanding (end of period)		19,550,014		19,528,952		18,279,036		19,550,014	18,279,036

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	September 30, 2018 (Unaudited)		December 31, 2017	
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	**60,567**	$	58,121
Interest-bearing deposits in other banks		**34,606**		14,073
Total cash and cash equivalents		**95,173**		72,194
Available-for-sale investment securities, at fair value (amortized cost of $819,431 at September 30, 2018 and $797,732 at December 31, 2017) (a)		**793,325**		795,187
Held-to-maturity investment securities, at amortized cost (fair value of $37,095 at September 30, 2018 and $41,213 at December 31, 2017)		**37,790**		40,928
Other investment securities (a)		**43,044**		38,371
Total investment securities		**874,159**		874,486
Loans, net of deferred fees and costs		**2,707,727**		2,357,137
Allowance for loan losses		**(19,879)**		(18,793)
Net loans		**2,687,848**		2,338,344
Loans held for sale		**4,776**		2,510
Bank premises and equipment, net of accumulated depreciation		**57,527**		52,510
Bank owned life insurance		**68,439**		62,176
Goodwill		**151,673**		133,111
Other intangible assets		**11,728**		11,465
Other assets		**51,766**		34,890
Total assets	$	**4,003,089**	$	3,581,686
Liabilities				
Deposits:				
Non-interest-bearing deposits	$	**617,447**	$	556,010
Interest-bearing deposits		**2,423,676**		2,174,320
Total deposits		**3,041,123**		2,730,330
Short-term borrowings		**296,830**		209,491
Long-term borrowings		**111,099**		144,019
Accrued expenses and other liabilities		**49,747**		39,254
Total liabilities	$	**3,498,799**	$	3,123,094
Stockholders' Equity				
Preferred stock, no par value, 50,000 shares authorized, no shares issued at September 30, 2018 and December 31, 2017		**—**		—
Common stock, no par value, 24,000,000 shares authorized, 20,119,194 shares issued at September 30, 2018 and 18,952,385 shares issued at December 31, 2017, including shares in treasury		**386,142**		345,412
Retained earnings (b)		**152,976**		134,362
Accumulated other comprehensive loss, net of deferred income taxes (b)		**(20,590)**		(5,215)
Treasury stock, at cost, 609,250 shares at September 30, 2018 and 702,449 shares at December 31, 2017		**(14,238)**		(15,967)
Total stockholders' equity	$	**504,290**	$	458,592
Total liabilities and stockholders' equity	$	**4,003,089**	$	3,581,686

(a) As of January 1, 2018, Peoples adopted ASU 2016-01, resulting in the reclassification of equity securities (including those held in participant accounts in the Peoples Bancorp Inc. Nonqualified Deferred Compensation Plan) from available-for-sale investment securities to other investment securities. At December 31, 2017, $7.8 million of equity securities were included in available-for-sale investment securities.
(b) As of December 31, 2017, Peoples early adopted ASU 2018-02, reclassifying income tax effects of the Tax Cuts and Jobs Act of $0.9 million from accumulated other comprehensive loss to retained earnings. As of January 1, 2018, Peoples adopted ASU 2014-09, resulting in a reduction to retained earnings of $3.1 million, net of federal income taxes, to reflect uncompleted contracts in the initial application of the guidance, and ASU 2016-01, reclassifying $5.0 million in net unrealized gains on equity securities from accumulated other comprehensive loss to retained earnings.

SELECTED FINANCIAL INFORMATION

(Dollars in thousands)	September 30, 2018 (Unaudited)		June 30, 2018 (Unaudited)		March 31, 2018 (Unaudited)		December 31, 2017		September 30, 2017 (Unaudited)
Loan Portfolio									
Commercial real estate, construction	$	**116,612**	$	122,035	$	107,811	$	115,437	$	119,752
Commercial real estate, other		**822,713**		857,707		784,047		760,567		747,413
Commercial and industrial		**551,779**		512,208		489,058		472,544		443,930
Residential real estate		**607,946**		609,563		496,953		489,387		499,044
Home equity lines of credit		**135,853**		135,890		107,730		109,477		110,787
Consumer, indirect		**396,862**		373,582		347,860		340,719		335,844
Consumer, direct		**75,313**		74,646		68,326		68,157		69,758
Deposit account overdrafts		**649**		860		543		849		507
Total loans	$	**2,707,727**	$	2,686,491	$	2,402,328	$	2,357,137	$	2,327,035
Total acquired loans (a)	$	**600,243**	$	621,774	$	413,248	$	414,847	$	438,380
Total originated loans	$	**2,107,484**	$	2,064,717	$	1,989,080	$	1,942,290	$	1,888,655
Deposit Balances									
Non-interest-bearing deposits (b)	$	**617,447**	$	585,861	$	570,804	$	556,010	$	724,846
Interest-bearing deposits:									
Interest-bearing demand accounts (b)		**547,172**		570,359		584,563		593,415		384,261
Retail certificates of deposit		**402,309**		406,214		335,843		338,673		343,122
Money market deposit accounts		**391,377**		389,893		364,232		371,376		388,876
Governmental deposit accounts		**344,320**		305,255		341,920		264,524		289,895
Savings accounts		**473,240**		480,615		461,440		446,714		440,633
Brokered certificates of deposit		**265,258**		211,062		154,379		159,618		93,049
Total interest-bearing deposits	$	**2,423,676**	$	2,363,398	$	2,242,377	$	2,174,320	$	1,939,836
Total deposits	$	**3,041,123**	$	2,949,259	$	2,813,181	$	2,730,330	$	2,664,682
Total demand deposits	$	**1,164,619**	$	1,156,220	$	1,155,367	$	1,149,425	$	1,109,107
Asset Quality									
Nonperforming assets (NPAs):									
Loans 90+ days past due and accruing	$	**1,885**	$	1,975	$	1,030	$	1,626	$	3,542
Nonaccrual loans		**16,235**		16,069		16,202		15,692		16,219
Total nonperforming loans (NPLs)		**18,120**		18,044		17,232		17,318		19,761
Other real estate owned (OREO)		**106**		63		99		208		276
Total NPAs	$	**18,226**	$	18,107	$	17,331	$	17,526	$	20,037
Criticized loans (c)	$	**118,703**	$	120,809	$	116,243	$	90,418	$	96,671
Classified loans (d)		**49,058**		55,596		44,661		46,380		41,233
Allowance for loan losses as a percent of NPLs (e)(f)		**109.71%**		106.77%		109.08%		108.52%		96.11%
NPLs as a percent of total loans (e)(f)		**0.67%**		0.67%		0.72%		0.73%		0.85%
NPAs as a percent of total assets (e)(f)		**0.46%**		0.46%		0.48%		0.49%		0.56%
NPAs as a percent of total loans and OREO (e)(f)		**0.67%**		0.67%		0.72%		0.74%		0.86%
Criticized loans as a percent of total loans (e)		**4.38%**		4.50%		4.84%		3.83%		4.15%
Classified loans as a percent of total loans (e)		**1.81%**		2.07%		1.86%		1.97%		1.77%
Allowance for loan losses as a percent of total loans (e)		**0.73%**		0.72%		0.78%		0.80%		0.82%
Capital Information (g)									
Common equity tier 1 risk-based capital ratio (h)		**13.31%**		13.00%		13.28%		13.23%		13.31%
Tier 1 risk-based capital ratio		**13.57%**		13.26%		13.57%		13.52%		13.60%
Total risk-based capital ratio (tier 1 and tier 2)		**14.29%**		13.96%		14.31%		14.39%		14.49%
Leverage ratio		**9.71%**		9.75%		9.86%		9.75%		9.81%
Common equity tier 1 capital	$	**368,195**	$	359,645	$	335,393	$	327,172	$	326,966
Tier 1 capital		**375,433**		366,840		342,544		334,279		334,027
Total capital (tier 1 and tier 2)		**395,313**		386,105		361,343		355,977		355,951
Total risk-weighted assets	$	**2,765,770**	$	2,765,769	$	2,524,970	$	2,473,329	$	2,456,797
Tangible equity to tangible assets (i)		**8.88%**		8.81%		8.97%		9.14%		9.20%

(a) Includes all loans acquired in 2012 and thereafter.
(b) The sum of amounts presented is considered total demand deposits.
(c) Includes loans categorized as a special mention, substandard, or doubtful.
(d) Includes loans categorized as substandard or doubtful.
(e) Data presented as of the end of the period indicated.
(f) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(g) September 30, 2018 data based on preliminary analysis and subject to revision.
(h) Peoples' capital conservation buffer was 6.29% at September 30, 2018, 5.96% at June 30, 2018, 6.42% at March 31, 2018, 6.62% at December 31, 2017 and 6.49% at September 30, 2017, compared to 2.50% for the fully phased-in capital conservation buffer required by January 1, 2019.
(i) This ratio represents a non-GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release.

PROVISION FOR LOAN LOSSES INFORMATION (Unaudited)

	Three Months Ended			Nine Months Ended	
	September 30,	June 30,	September 30,	September 30,	
(Dollars in thousands)	2018	2018	2017	2018	2017
Provision for Loan Losses					
Provision for loan losses	$ 1,035	$ 1,000	$ 900	$ 3,877	$ 2,150
Provision for checking account overdrafts	267	188	186	596	507
Total provision for loan losses	$ 1,302	$ 1,188	$ 1,086	$ 4,473	$ 2,657
Net Charge-Offs					
Gross charge-offs	$ 953	$ 990	$ 1,219	$ 4,242	$ 3,276
Recoveries	266	270	310	855	1,182
Net charge-offs	$ 687	$ 720	$ 909	$ 3,387	$ 2,094
Net Charge-Offs (Recoveries) by Type					
Commercial real estate, other	$ (15)	$ (21)	$ (19)	$ 791	$ (110)
Commercial and industrial	(10)	7	47	28	164
Residential real estate	34	41	226	195	323
Home equity lines of credit	7	18	77	55	91
Consumer, indirect	357	412	319	1,564	895
Consumer, direct	47	94	60	183	123
Deposit account overdrafts	267	169	199	571	608
Total net charge-offs	$ 687	$ 720	$ 909	$ 3,387	$ 2,094
As a percent of average gross loans (annualized)	0.10%	0.11%	0.16%	0.18%	0.12%

SUPPLEMENTAL INFORMATION (Unaudited)

(Dollars in thousands)	September 30, 2018	June 30, 2018	March 31 2018	December 31 2017	September 30 2017
Trust assets under administration and management	$ 1,489,810	$ 1,454,009	$ 1,447,636	$ 1,452,959	$ 1,418,360
Brokerage assets under administration and management	914,172	881,839	882,018	887,303	862,530
Mortgage loans serviced for others	458,999	451,391	412,154	412,965	409,199
Employees (full-time equivalent)	849	862	802	774	778

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

	Three Months Ended								
	September 30, 2018			June 30, 2018			September 30, 2017		
(Dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 23,057	$ 86	1.48%	$ 10,815	$ 54	2.00%	$ 12,812	$ 42	1.30%
Investment securities (a)(b)	881,039	6,392	2.90%	890,488	6,672	3.00%	885,744	6,739	3.04%
Loans (b)(c):									
Commercial real estate, construction	123,939	1,573	4.97%	118,206	1,438	4.81%	118,208	1,337	4.43%
Commercial real estate, other	852,675	10,934	5.02%	840,677	10,434	4.91%	750,260	8,890	4.64%
Commercial and industrial	526,316	6,844	5.09%	503,364	6,216	4.89%	438,524	5,196	4.64%
Residential real estate (d)	614,914	7,010	4.56%	600,799	6,749	4.49%	507,906	5,468	4.31%
Home equity lines of credit	135,626	1,860	5.44%	131,970	1,701	5.17%	110,741	1,291	4.63%
Consumer, indirect	387,559	3,872	3.96%	359,941	3,498	3.90%	322,072	2,955	3.64%
Consumer, direct	76,171	1,281	6.67%	72,820	1,230	6.77%	70,204	1,270	7.18%
Total loans	2,717,200	33,374	4.84%	2,627,777	31,266	4.73%	2,317,915	26,407	4.49%
Allowance for loan losses	(19,584)			(19,071)			(18,869)		
Net loans	2,697,616			2,608,706			2,299,046		
Total earning assets	3,601,712	39,852	4.37%	3,510,009	37,992	4.31%	3,197,602	33,188	4.10%
Intangible assets	163,615			161,600			144,267		
Other assets	232,927			226,348			199,351		
Total assets	$ 3,998,254			$ 3,897,957			$ 3,541,220		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 476,127	$ 84	0.07%	$ 477,167	$ 69	0.06%	$ 443,599	$ 65	0.06%
Governmental deposit accounts	328,806	507	0.61%	312,999	273	0.35%	309,623	200	0.26%
Interest-bearing demand accounts	551,291	157	0.11%	581,600	202	0.14%	320,788	133	0.16%
Money market deposit accounts	395,477	365	0.37%	393,580	323	0.33%	389,292	253	0.26%
Retail certificates of deposit	402,379	1,372	1.35%	395,304	1,242	1.26%	348,047	760	0.87%
Brokered certificates of deposit	256,780	1,533	2.37%	187,387	992	2.13%	106,448	454	1.69%
Total interest-bearing deposits	2,410,860	4,018	0.66%	2,348,037	3,101	0.53%	1,917,797	1,865	0.39%
Short-term borrowings	332,916	1,617	1.93%	310,823	1,175	1.52%	174,466	369	0.84%
Long-term borrowings	111,243	672	2.40%	122,053	685	2.25%	200,073	1,274	2.53%
Total borrowed funds	444,159	2,289	2.05%	432,876	1,860	1.72%	374,539	1,643	1.74%
Total interest-bearing liabilities	2,855,019	6,307	0.88%	2,780,913	4,961	0.71%	2,292,336	3,508	0.61%
Non-interest-bearing deposits	592,709			585,800			756,098		
Other liabilities	48,741			41,368			36,588		
Total liabilities	3,496,469			3,408,081			3,085,022		
Stockholders' equity	501,785			489,876			456,198		
Total liabilities and equity	$ 3,998,254			$ 3,897,957			$ 3,541,220		
Net interest income/spread (b)		$ 33,545	3.49%		$ 33,031	3.60%		$ 29,680	3.49%
Net interest margin (b)			3.68%			3.74%			3.67%

| | Nine Months Ended | | | | | |
| | September 30, 2018 | | | September 30, 2017 | | |
(Dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets						
Short-term investments	**$ 15,379**	**$ 192**	**1.67%**	$ 10,854	$ 83	1.02%
Investment securities (a)(b)	**881,470**	**19,564**	**2.96%**	876,037	18,889	2.87%
Loans (b)(c):						
Commercial real estate, construction	**120,264**	**4,344**	**4.76%**	106,637	3,488	4.31%
Commercial real estate, other	**819,797**	**30,492**	**4.90%**	740,263	26,205	4.67%
Commercial and industrial	**503,328**	**18,631**	**4.88%**	434,976	14,599	4.43%
Residential real estate (d)	**569,593**	**19,068**	**4.46%**	519,989	16,801	4.31%
Home equity lines of credit	**125,505**	**4,832**	**5.15%**	111,012	3,683	4.44%
Consumer, indirect	**363,705**	**10,500**	**3.86%**	295,461	7,758	3.51%
Consumer, other	**72,499**	**3,673**	**6.77%**	69,914	3,718	7.11%
Total loans	**2,574,691**	**91,540**	**4.70%**	2,278,252	76,252	4.46%
Allowance for loan losses	**(19,116)**			(18,671)		
Net loans	**2,555,575**			2,259,581		
Total earning assets	**3,452,424**	**111,296**	**4.28%**	3,146,472	95,224	4.02%
Intangible assets	**156,540**			144,950		
Other assets	**223,590**			201,350		
Total assets	**$ 3,832,554**			$ 3,492,772		
Liabilities and Equity						
Interest-bearing deposits:						
Savings accounts	**$ 468,810**	**$ 217**	**0.06%**	$ 442,559	$ 184	0.06%
Governmental deposit accounts	**311,223**	**997**	**0.43%**	298,321	499	0.22%
Interest-bearing demand accounts	**566,656**	**580**	**0.14%**	300,911	310	0.14%
Money market deposit accounts	**385,768**	**914**	**0.32%**	393,944	637	0.22%
Retail certificates of deposit	**378,871**	**3,379**	**1.19%**	363,747	2,233	0.82%
Brokered certificates of deposit	**200,637**	**3,245**	**2.16%**	85,576	1,218	1.90%
Total interest-bearing deposits	**2,311,965**	**9,332**	**0.54%**	1,885,058	5,081	0.36%
Short-term borrowings	**297,056**	**3,760**	**1.69%**	179,643	853	0.64%
Long-term borrowings	**119,745**	**2,043**	**2.28%**	183,521	3,564	2.59%
Total borrowed funds	**416,801**	**5,803**	**1.86%**	363,164	4,417	1.62%
Total interest-bearing liabilities	**2,728,766**	**15,135**	**0.74%**	2,248,222	9,498	0.56%
Non-interest-bearing deposits	**577,461**			761,308		
Other liabilities	**44,189**			35,650		
Total liabilities	**3,350,416**			3,045,180		
Stockholders' equity	**482,138**			447,592		
Total liabilities and equity	**$ 3,832,554**			$ 3,492,772		
Net interest income/spread (b)		**$ 96,161**	**3.54%**		$ 85,726	3.46%
Net interest margin (b)			**3.69%**			3.61%

(a) Average balances are based on carrying value.

(b) Interest income and yields are presented on a fully tax-equivalent basis, using a 21% federal statutory corporate income tax rate for the 2018 periods, and a 35% federal statutory corporate income tax rate for the 2017 periods.

(c) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.

(d) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

NON-GAAP FINANCIAL MEASURES (Unaudited)

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

	Three Months Ended			Nine Months Ended	
	September 30,	June 30,	September 30,	September 30,	
(Dollars in thousands)	2018	2018	2017	2018	2017
Core Non-interest Expense:					
Total non-interest expense	$ 30,829	$ 35,971	$ 26,558	$ 95,021	$ 80,569
Less: Acquisition-related expenses	675	6,056	—	6,880	—
Less: Pension settlement charges	176	—	—	176	—
Core non-interest expense	$ 29,978	$ 29,915	$ 26,558	$ 87,965	$ 80,569

	Three Months Ended			Nine Months Ended	
	September 30,	June 30,	September 30,	September 30,	
(Dollars in thousands)	2018	2018	2017	2018	2017
Efficiency Ratio:					
Total non-interest expense	$ 30,829	$ 35,971	$ 26,558	$ 95,021	$ 80,569
Less: amortization of intangible assets	862	861	869	2,477	2,603
Adjusted non-interest expense	$ 29,967	$ 35,110	$ 25,689	$ 92,544	$ 77,966
Total non-interest income	$ 14,353	$ 13,255	$ 14,446	42,577	41,834
Less: net (loss) net gain on investment securities	—	(147)	1,861	(146)	2,219
Less: net gain (loss) on asset disposals and other transactions	12	(405)	(25)	(319)	81
Adjusted total non-interest income	$ 14,341	$ 13,807	$ 12,610	$ 43,042	$ 39,534
Net interest income	$ 33,324	$ 32,808	$ 29,220	$ 95,491	$ 84,255
Add: fully tax-equivalent adjustment (a)	221	223	460	670	1,471
Net interest income on a fully tax-equivalent basis	$ 33,545	$ 33,031	$ 29,680	$ 96,161	$ 85,726
Adjusted revenue	$ 47,886	$ 46,838	$ 42,290	$ 139,203	$ 125,260
Efficiency ratio	62.58%	74.96%	60.74%	66.48%	62.24%
Efficiency Ratio Adjusted for Non-core Items:					
Core non-interest expense	$ 29,978	$ 29,915	$ 26,558	$ 87,965	$ 80,569
Less: amortization of intangible assets	862	861	869	2,477	2,603
Adjusted core non-interest expense	$ 29,116	$ 29,054	$ 25,689	$ 85,488	$ 77,966
Adjusted revenue	$ 47,886	$ 46,838	$ 42,290	$ 139,203	$ 125,260
Efficiency ratio adjusted for non-core items	60.80%	62.03%	60.74%	61.41%	62.24%

(a) Based on a 21% federal statutory corporate income tax rate for the 2018 periods, and a 35% federal statutory corporate income tax rate for the 2017 periods.

(Dollars in thousands)		September 30, 2018		June 30, 2018		March 31, 2018		December 31, 2017		September 30, 2017
Tangible Equity:										
Total stockholders' equity	$	504,290	$	499,339	$	456,815	$	458,592	$	457,386
Less: goodwill and other intangible assets		163,401		163,953		143,820		144,576		143,859
Tangible equity	$	340,889	$	335,386	$	312,995	$	314,016	$	313,527
Tangible Assets:										
Total assets	$	4,003,089	$	3,972,091	$	3,634,929	$	3,581,686	$	3,552,412
Less: goodwill and other intangible assets		163,401		163,953		143,820		144,576		143,859
Tangible assets	$	3,839,688	$	3,808,138	$	3,491,109	$	3,437,110	$	3,408,553
Tangible Book Value per Common Share:										
Tangible equity	$	340,889	$	335,386	$	312,995	$	314,016	$	313,527
Common shares outstanding		19,550,014		19,528,952		18,365,035		18,287,449		18,281,194
Tangible book value per common share	$	17.44	$	17.17	$	17.04	$	17.17	$	17.15
Tangible Equity to Tangible Assets Ratio:										
Tangible equity	$	340,889	$	335,386	$	312,995	$	314,016	$	313,527
Tangible assets	$	3,839,688	$	3,808,138	$	3,491,109	$	3,437,110	$	3,408,553
Tangible equity to tangible assets		8.88%		8.81%		8.97%		9.14%		9.20%

| | | Three Months Ended | | | | | | Nine Months Ended | | |
		September 30, 2018		June 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
(Dollars in thousands)										
Pre-Provision Net Revenue:										
Income before income taxes	$	15,546	$	8,904	$	16,022	$	38,574	$	42,863
Add: provision for loan losses		1,302		1,188		1,086		4,473		2,657
Add: loss on debt extinguishment		—		13		—		13		—
Add: net loss on OREO		—		—		—		—		24
Add: net loss on investment securities		—		147		—		146		—
Add: net loss on other assets		—		330		—		239		—
Add: net loss on other transactions				76		38		76		41
Less: net gain on OREO		—		14		13		9		13
Less: net gain on investment securities		—		—		1,861		—		2,219
Less: net gain on other assets		12		—		—		—		133
Pre-provision net revenue	$	16,836	$	10,644	$	15,272	$	43,512	$	43,220
Pre-provision net revenue	$	16,836	$	10,644	$	15,272	$	43,512	$	43,220
Total average assets	$	3,998,254	$	3,897,957	$	3,541,220	$	3,832,554	$	3,492,772
Pre-provision net revenue to total average assets (annualized)		1.67%		1.10%		1.71%		1.52%		1.65%

(Dollars in thousands)	At or For the Three Months Ended			At or For the Nine Months Ended	
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Annualized Net Income Excluding Amortization of Other Intangible Assets:					
Net income	$ 12,725	$ 7,892	$ 10,895	$ 32,358	$ 29,470
Add: amortization of other intangible assets	862	861	869	2,477	2,603
Less: tax effect (a) of amortization of other intangible assets	181	181	304	520	911
Net income excluding amortization of other intangible assets	$ 13,406	$ 8,572	$ 11,460	$ 34,315	$ 31,162
Days in the period	92	91	92	273	273
Days in the year	365	365	365	365	365
Annualized net income	$ 50,485	$ 31,655	$ 43,225	$ 43,263	$ 39,401
Annualized net income excluding amortization of other intangible assets	$ 53,187	$ 34,382	$ 45,466	$ 45,879	$ 41,663
Average Tangible Stockholders' Equity:					
Total average stockholders' equity	$ 501,785	$ 489,876	$ 456,198	$ 482,138	$ 447,592
Less: average goodwill and other intangible assets	163,615	161,600	144,267	156,540	144,950
Average tangible stockholders' equity	$ 338,170	$ 328,276	$ 311,931	$ 325,598	$ 302,642
Return on Average Stockholders' Equity Ratio:					
Annualized net income	$ 50,485	$ 31,655	$ 43,225	$ 43,263	$ 39,401
Average stockholders' equity	$ 501,785	$ 489,876	$ 456,198	$ 482,138	$ 447,592
Return on average stockholders' equity	10.06%	6.46%	9.48%	8.97%	8.80%
Return on Average Tangible Stockholders' Equity Ratio:					
Annualized net income excluding amortization of other intangible assets	$ 53,187	$ 34,382	$ 45,466	$ 45,879	$ 41,663
Average tangible stockholders' equity	$ 338,170	$ 328,276	$ 311,931	$ 325,598	$ 302,642
Return on average tangible stockholders' equity	15.73%	10.47%	14.58%	14.09%	13.77%

(a) Tax effect is calculated using a 21% federal statutory corporate income tax rate for the 2018 periods and a 35% federal statutory corporate income tax rate for the 2017 periods.

END OF RELEASE